December 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jacqueline Kaufman

Re:	Comment Letter dated November 26, 2019
regarding F45 Training Holdings Inc. Amendment No. 1
to Draft Registration Statement on Form S-1
Submitted November 15, 2019 (CIK No. 0001788717)

Dear Ms. Kaufman:

F45 Training Holdings Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on November 15, 2019 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 88

1.

Please tell us your considerations of disclosing the amount of cash and cash equivalents held by foreign subsidiaries; a statement that you will need to accrue and pay taxes if repatriated; and a statement, if true, that you do not intend to repatriate the funds. If there are no tax consequences to the repatriation of foreign earnings, please supplementally explain the reasons and provide summary disclosure conveying this fact in the financial statements.

Response:

We note the Staff’s comment and have revised the discussion within the overview section of Liquidity and Capital Resources on page 88 of the Amendment to: (i) disclose the amount of cash and cash equivalents held by our foreign subsidiaries outside of the United States; (ii) include supplementary disclosure stating that we will accrue for and pay taxes related to any amounts that are repatriated; and (iii) a statement that we do not intend to repatriate the funds. Further, we have added incremental disclosure to the income tax footnote disclosure on page F-39 of the Amendment that outlines our indefinite reinvestment assertion related to the undistributed earnings of our foreign subsidiaries.

Contractual Obligations and Commitments, page 89

2.	Please revise to discuss or reference to a discussion of any contractual obligations under your Term Facility and Revolving Facility.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 90 of the Amendment to include a reference to note 6 to the interim unaudited condensed consolidated financial statements that contains a discussion of the contractual obligations under our Term Facility and Revolving Facility.

Audited Financial Statements

Note 6. Income Taxes, page F-18

3.

We reviewed the revision made in response to comment 17 labeling the line item ASC 740-10. This reference does not adequately describe the nature of the tax item as it is very broad. Please revise to include language that specifically describes the nature of the line item.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure in note 6 on page F-19 of the Amendment to re-label the line item to unrecognized tax benefit, as this describes the nature of the item being presented.

Unaudited Condensed Consolidated Financial Statements

Note 11. Stock-Based Compensation, page F-44

4.

Reference is made to your disclosure on page F-45 that states, “In the event that a performance condition were achieved and the Company did not reach a prescribed company equity value threshold, the grant date fair value of all of the vested restricted stock units will be recognized as of the date of the achievement of the performance condition as long as Mr. Wahlberg renders the requisite service under the terms of the promotional agreement.” Please tell us whether these restricted stock units will vest in this event regardless of meeting the market conditions. If not, please revise your disclosure to clarify when the restricted stock units will vest and when compensation expense will be recognized. Please also tell us what consideration you gave to the March 15, 2019 sale of preferred stock at $10 per share when determining the fair value the restricted stock units. Lastly, please disclose a description of the method and significant assumptions used to estimate fair value. Refer to ASC 718-10-50.

Response:

In the event that a performance condition were achieved and the Company did not reach a prescribed company equity value threshold, none of the restricted stock units held by Mr. Wahlberg would vest, however, the grant date fair value of these units would be recognized as compensation expense as of the date of the achievement of the performance condition as long as Mr. Wahlberg renders the requisite service under the terms of the promotional agreement.

Further, we confirm that these restricted stock units will not vest until such time as both the market and performance conditions are met.

With respect to the March 15, 2019, sale of preferred stock at $10 per share, this was considered in determining the fair value of the restricted stock units. Specifically, management determined the fair value of the restricted stock units using a Monte-Carlo simulation in a risk-neutral framework considering both an IPO and a Company sale scenario and calibrated the Company’s equity value within each scenario so that the value of the preferred stock was $10 in each scenario. Within each simulation path, we simulated the payoff to the restricted stock units based on the simulated future equity value, and then discounted to the March 15, 2019 valuation date and averaged over all simulation paths to estimate the value of the restricted stock units on a marketable basis. A discount for lack of marketability was applied to account for the lack of marketability of 15% of the restricted stock units over the period through the expected liquidity event.

We have updated the disclosure in note 11 – Stock Based Compensation to include both the method and significant assumptions used in estimating the fair value of these restricted stock units.

Note 12. Basic and Diluted Earnings Per Share, page F-46

5.

Please tell us why you reflect the issuance of common stock upon the vesting and settlement of restricted stock units in your calculation of pro forma basic and diluted loss per share. Please also explain to us in detail how you plan to calculate the number of shares.

Response:

We note the Staff’s comment and advise the Staff that our intention, in accordance with paragraph 3430.3 of the Division of Corporate Finance’s Financial Reporting Manual, was to reflect the issuance of common stock upon the vesting and settlement of the restricted stock units in our calculation of pro forma basic and diluted loss per share as the vesting and settlement of these units for shares could cause material dilution in connection with our IPO. With respect to the calculation of the number of common shares that will be issued, these will be determined based on our IPO price and how many restricted stock units become vested taking into account the prescribed equity value thresholds as disclosed in note 11 – Stock Based Compensation. The resulting common shares will be weighted as if they were outstanding for the entire period to more closely represent post-IPO earnings per share. We have revised our disclosure in note 12 to clarify this point.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (818) 962-8791 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Chris Payne

Chris Payne
Chief Financial Officer

Cc:	Peter Wardle, Esq.
Daniela Stolman, Esq.
Tad Freese, Esq.
Brian Paulson, Esq.

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